Filed by Cosan S.A.

Pursuant to Rule 425 of the U.S. Securities Act of 1933, as amended

Subject Company: Cosan Limited

Commission File Number: 1-33659

Corporate Reorganization Proposal July, 2020

Disclaimer 2 No Offer or Solicitation This presentation is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction . Additional Information This presentation is being made in respect of the proposed corporate restructuring transaction involving Cosan S . A . (“Cosan”), Cosan Limited (“CZZ”) and Cosan Logistica S . A . (“Cosan Log”) . In connection with the proposed transaction, Cosan will file with the SEC a registration statement on Form F - 4 that will include a prospectus of Cosan for the shares of Cosan to be issued pursuant to the proposed transaction . Cosan also plans to file other documents with the SEC regarding the proposed transaction . This presentation is not a substitute for any registration statement, prospectus or other documents that Cosan may file with the SEC in connection with the proposed transaction . BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F - 4 REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . The Form F - 4 as well as other filings containing information about Cosan and the proposed transaction will be available without charge at the SEC’s Internet site (www . sec . gov) . Caution about Forward - Looking Statements Statements in this presentation (or in the documents it incorporates by reference) that are not historical facts or information may be forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 . Among other things, these forward looking statements may include statements regarding the proposed transaction involving Cosan, CZZ and Cosan Log ; beliefs relating to value creation as a result of a proposed transaction involving Cosan, CZZ and Cosan Log ; the expected timetable for completing the transaction ; benefits and synergies of the transaction ; future opportunities for the combined company ; and any other statements regarding Cosan’s, CZZ’s and Cosan Log’s future beliefs, expectations, plans, intentions, financial condition or performance . In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward - looking statements . These forward - looking statements are based on Cosan’s, CZZ’s and Cosan Log’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations . These factors are difficult to predict accurately and may be beyond Cosan’s, CZZ’s and Cosan Log’s control . Forward - looking statements in this presentation or elsewhere speak only as of the date made . New uncertainties and risks arise from time to time, and it is impossible for Cosan, CZZ or Cosan Log to predict these events or how they may affect Cosan, CZZ or Cosan Log . Therefore, you should not rely on any of these forward - looking statements as predictors of future events . Except as required by law, neither Cosan, CZZ nor Cosan Log has any duty to, and does not intend to, update or revise the forward - looking statements in this presentation or elsewhere after the date this presentation is issued . In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward - looking statement made in this presentation may not occur .

3

Proven Capital Allocation Track-Record

Additional value to be unlocked with simplified Corporate Structure


Building Portfolio Backbone
Derisking in a Volatile Environment
Capturing Portfolio Opportunities
2008
Esso Acquisition
Rumo Creation
Radar Creation
2009
NovAmerica Acquisition
2011
Raizen JV
2012
Sale of Cosan Alimentos
Comgás Acquisition
2015
Rumo & ALL Merger
2016
Cosan Liability Mgmt
Sale of Radar
2017
Rumo Liability Mgmt
Tonon Acquisition
Moove's International Expansion
CZZ 1st Tender Offer
2018
Shell Argentina Acquisition
CZZ 2nd Tender Offer + BDRs Delisting
Moove Private Placement
2019
Payly Creation
FEMSA & Raízen JV signing
CZZ Liability Mgmt
Comgás VTO
2020
Compass Gas & Power
Trizzy
Corporate Simplification

Proposed Transaction Highlights 4 Simplification of corporate structure, unifying three holdings into a single one with higher liquidity, single class of shares and listed under the Novo Mercado segment in B3 and in NYSE (ADR) Proposed Transaction Merits of the Transaction ▪ Proposed Transaction : Cosan Logística (“RLOG”) and Cosan Limited (“CZZ”) to be merged into Cosan S.A. (“CSAN”) o Both CSAN and RLOG are currently listed in B3 under the Novo Mercado listing segment, while CZZ is listed in the New York Stock Exchange (NYSE) ▪ As part of the Proposed Transaction, CSAN will issue American Depositary Receipts (ADRs) to be listed in the New York Stock Exchange ▪ The Proposed Tran saction is still subject to the approval of CSAN, RLOG and CZZ shareholders ▪ Simplification of Cosan corporate structure ▪ Improvement of overall corporate governance , creating a single shareholder base with a single class of shares and same voting rights ▪ Consolidation of the free float of CSAN, RLOG and CZZ, increasing the liquidity ▪ New corporate structure will likely facilitate future capital raising initiatives for the Group as a whole ▪ Consolidation of CSAN as the platform for new business development

5 Proposed Transaction Principles Independent Committees will have the necessary budget to carry the required steps and assessments to negotiate the exchange ratios Independent Committees will negotiate the terms and the exchange ratios, considering three guidelines: ( i ) no holding discounts – neither CZZ nor RLOG3 or CSAN3); (ii) value of all operational subsidiaries based on fair market value assessment ; and (iii) no particular benefit attributed to different type or class of shares Process to be carried out with the highest level of governance and transparency in accordance with the best market practices: Independent Committees (composed of independent and external administrators) to assess the relative value of the assets Cosan Group will appoint well - known names in financial and legal markets to form the Independent Committees Independent Committees intend to conduct meetings, discussions and prepare studies that are truly independent of those proposed by the management

6 Indicative Transaction Timetable Note: EGM stands for Extraordinary General Meeting The indicative timetable for the closing of this process is estimated in up to 250 days (9 months) from the disclosure of the transaction from CZZ, RLOG and CSAN D+0 (Beginning) Material Facts Up to D + 180 Up to D + 210 Up to D + 250 (Closing) Other Relevant Events Disclosure of the Transaction (CZZ, RLOG, CSAN) Disclosure of Independent Committees’ Recommendation (CZZ, RLOG, CSAN) Disclosure of the EGM’s Resolution (CZZ, RLOG, CSAN) Beginning of Withdrawal Period for RLOG’s shareholders Formation of the Independent Committees (CZZ, RLOG, CSAN) Publication of the Call Notice for EGMs (CZZ, RLOG, CSAN) EGMs to Approve the Transaction (CZZ, RLOG, CSAN)

Proposed Transaction Structure 7 Simplified Current Shareholding Structure ▪ First step: merger of CZZ into CSAN ▪ CSAN will issue to the CZZ shareholders American Depositary Shares (“ADRs”) Step 1: Merger of CZZ into CSAN Free Float CZZ Controlling Group limited ▪ Corporate structure composed of 3 holding: Cosan (“CSAN”), Cosan Logistica (“RLOG”), both listed in B3, and Cosan Ltd. (“CZZ”), listed in NYSE limited Controlling Group Free Float CZZ Free Float CSAN3 CSAN3 Merger into Step 2: Merger of RLOG into CSAN ▪ Second step: merger of RLOG into CSAN ▪ RLOG shareholders will instead become owners of CSAN shares ▪ Following the merger, Cosan will become the direct controlling shareholder of Rumo ▪ No change in control in Cosan Group Free Float CSAN3 Free Float CZZ Free Float RLOG Controlling Group Other Subsidiaries CSAN3 Merger into Steps are subsequently and occur in the same day

Free Float RLOG3 Resulting Corporate Structure 8 Controlling Group 50% 50% 99% 70% 30.1% Julia Arduini Free Float RAIL3 3.8% 66.1% 50% Free Float CSAN3 Free Float CZZ

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